
December 11, 2020

Snehal Patel
Chief Executive Officer and Director
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr, Building 14
Stafford, TX 77477

      Re: Greenwich LifeSciences, Inc.
          Draft Registration Statement on Form S-1
          Submitted December 7, 2020
          CIK No. 0001799788

Dear Mr. Patel:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.